Exhibit 99.2

“This press release is not for dissemination in the USA and shall not be disseminated to USA news services”

6 OCTOBER 2010

ALLIED GOLD DELIVERS ON SEPTEMBER QUARTER

•       18,000 OUNCES IN SEPTEMBER QUARTER IN LINE WITH GUIDANCE

•       CASH COSTS US$660 PER OUNCE, MARGIN US$550 PER OUNCE

•       FULL DETAILS IN QUARTERLY REPORT DUE MID-MONTH

Allied Gold Limited’s 100% owned Simberi gold mine in Papua New Guinea produced 18,000 ounces in the September quarter in line with guidance.

Mill throughput at Simberi is running at 2.2 million tonnes per annum with 560,000 tonnes processed in the September quarter at a grade of 1.09 g/t and recoveries at 91.3 percent.

Simberi’s total cash cost for the quarter is expected to be approximately US$660 per ounce, but is subject to inventory adjustments and final review in the coming week.

Full details of Simberi’s production performance will be available as part of the company’s quarterly activities report due in mid-October.

Allied anticipates a similar performance in the December quarter before an expansion of the oxide processing towards 100,000 ounces per annum starts to take effect frommid-2011.

Refurbishment and construction activities at the fully-funded 120,000 ozpa Gold Ridge mine in the Solomon Islands continues to progress well.

The US$135 million development is on time and on budget for first gold by March 2011, taking annualised gold production to 200,000 ounces across the group.

As at 1 October 2010 Allied’s cash at bank stood at US$64 million.

For more details, please contact:

Simon Jemison	Investor Relations & Media	+ 61 0418 853 922
Rebecca Greco	Investor Relations, North America	+1 416 839 8610
David Simonson	c/. Merlin PR	+44 20 7726 8400

Forward-Looking Statements

This press release contains forward-looking statements concerning the projects owned by Allied Gold.  Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined.  Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.Forward-looking statements are based on management’s beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy

This communication is not a solicitation of a proxy from any security holder of Allied Gold, nor is this communication an offer to purchase or a solicitation to sell securities.  Any offer will be made only through an information circular or proxy statement or similar document.  Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information.  Any such document would be filed by Allied Gold with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).